FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1           Translation of letter to Buenos Aires Stock Exchange dated May 3, 2013

                                             TRANSLATION

Autonomous City of Buenos Aires, May 3, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Relevant Information – Purchase of Stock of Gas Argentino S.A.

We hereby address you following our notice dated November 29, 2012, in order to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, we advise that YPF S.A., ("YPF") through its controlled company, YPF INVERSORA ENERGÉTICA S.A. ("YPFIESA"), has acquired on the date hereof: (i) 46,010,284 Class A shares of Gas Argentino SA ("GASA") owned by BG Inversiones Argentinas S.A. ("BGIA"), of Ps.1 nominal value and one vote each, representing 54.67% of the capital stock of GASA, and (ii) 6,279 shares of Metroenergía S.A. owned by BG Argentina SA ("BGA"), of Ps.1 nominal value and one vote each, representing 2.73% of its capital stock. The price of the transaction is $9,700,000.

As a result, YPF S.A., through YPFIESA will consolidate 100% of the capital stock and votes of GASA, and will also indirectly own, through GASA, 70% of the capital stock and votes of MetroGAS S.A.

We advise that the additional conditions agreed between the parties for the acquisition of 38,941,720 Class B shares of Metrogas S.A. owned by BG Gas International BV, of Ps.1 nominal value and one vote each and representing 6.84% of share capital, have not been met.

Furthermore, we advise that YPF S.A. was notified of ENARGAS Resolution No. I/2566, dated April 19, 2013, which to the extent relevant provides: "article 1: To approve, in accordance with the authority granted to this Body by Law No. 24,076 and within the scope of its competence, the acquisition by YPF INVERSORA ENERGÉTICA S.A. of 54.67% of the Class A shares of Gas Argentino S.A. -controlling company of the Distribution Licensee METROGAS S.A.- from BG Inversiones Argentinas S.A.; of 2.73% of the shares of Metroenergía S.A. from B.G. Argentina SA; and, subject to compliance with the conditions agreed between the parties, of 6.84% of the Class B shares of METROGAS S.A. from BG Gas International BV, notwithstanding the intervention by the National Commission on Protection of Competition within its authority."

Yours faithfully,

Gabriel E. Abalos
                                                                     Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 6, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer